UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2007
Commission File Number: 000-29922

TOMBSTONE EXPLORATION CORPORATION
(Translation of registrant's name into English)

250 Blairgowrie Place
Nanaimo, B.C. Canada V9T 4P5
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
[ X ] Form 20-F   [               ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [               ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [               ]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes [               ] No [ X ]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _________

TOMBSTONE EXPLORATION CORPORATION

On February 27, 2007, Tombstone Exploration Corporation, a Canadian Federal corporation (the “Company”), closed a transaction pursuant to which it acquired various mineral rights claims from Donald Heck as Trustee of the Tombstone Silver Mines Secured Creditors Trust. The Purchase Agreement is attached hereto.

The following is a summary of the claims set forth under the Purchase Agreement:

1. Subdivision Census Id / Block Group / Block / Suffix: Legal Description:
MINERAL RIGHTS
0021003010

PAT MINES TOMBSTONE MNG DIST MINERAL RIGHTS ONLY: MERRIMAC LODE MNG CLAIM MS #53 20.61 AC; CLIPPER LODE MNG CLAIM MS #120 13.41 AC; & RED TOP LODE MNG CLAIM MS #52 20.66 AC ALL IN SEC 16 20 22 TOTAL ACRES MINERAL RIGHTS 54.68 AC

2. Subdivision Census Id / Block Group / Block / Suffix: Legal Description:	MINERAL RIGHTS 0021003010 PAT MINES TOMBSTONE MNG DIST MAINE 18.33 AC LESS PCL 109-30-001J & TRIPLE X 15.27 AC SEC 16 20 22 MINERAL RIGHTS ONLY TOTAL 33.60 AC MINERAL RIGHTS ONLY 20P/AC
3. Subdivision Census Id / Block Group / Block / Suffix: Legal Description:	MINERAL RIGHTS 0021003010 PAT MINES TOMBSTONE MNG DIST MINERAL RIGHTS ONLY BROTHER JONATHAN LODE SEC 16 17.28 AC; LOWEL LODE MS #797 SEC 17 20.59 ACALL IN T20 R22 TOTAL ACRES MINDERAL RIGHTS 37.87 AC
4. Subdivision Census Id / Block Group / Block / Suffix: Legal Description:	MINERAL RIGHTS 0021003010 PAT MINE TOMBSTONE MNG DIST MINERAL RIGHTS ONLY MAY PAT MINE MS #317 SEC 16 20 22 TOTAL ACRES MINERAL RIGHTS 19.43 AC SITE VAL

The foregoing summary is qualified in its entirety by the Purchase Agreement and all Appendices thereto, and should be read in conjunction with the Agreement, which is filed or incorporated by reference in this report as an exhibit.

Exhibit No.	Description
10.1	Agreement for Sale and Purchase of Mineral Rights with Retained Royalty Rights

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Tombstone Exploration Corporation
(Registrant)

Date: March 8, 2007	By:	/s/ Alan M. Brown
Alan M. Brown
	Title:	President